Exhibit 1

FOR IMMEDIATE RELEASE	20 January 2012

WPP PLC (“WPP”)

Burson-Marsteller agrees to acquire majority stake in Pohjoisranta Oy in Finland

WPP announces that Burson-Marsteller, its wholly-owned global public relations and public affairs firm, has agreed to acquire a majority equity stake in Viestintätoimisto Pohjoisranta Oy (“Pohjoisranta”) in Finland.

Pohjoisranta, based in Helsinki, has a team of more than 40 professionals and is one of Finland’s largest communications agencies.

Pohjoisranta has been Burson-Marsteller’s exclusive affiliate partner in Finland since 2006 and now joins the network as Pohjoisranta Burson-Marsteller. The company’s clients include HP, Metso, SAP and Stora Enso.

Pohjoisranta’s unaudited revenues for the year ended 31 December 2011 were approximately Euro 5.1 million, with gross assets as at the same date of approximately Euro 1.8 million.

This acquisition continues WPP’s strategy of investing in important markets and sectors. WPP businesses in Scandinavia, including associates, generate revenues of over US$500 million and employ nearly 3000 people.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204